OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711               www.mirandagold.com

MIRANDA REPORTS DRILL RESULTS AT PAVO REAL PROJECT IN COLOMBIA

Vancouver, BC, Canada –July 6, 2012 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce drill results from its Pavo Real project in Colombia. Miranda’s funding partner Red Eagle Mining Corporation (“Red Eagle”) (TSX-V: RD) drilled 11,150 ft (3,400 m) in nine holes in this initial program.

Drilling was focused on determining structural controls to mineralization, with targets including quartz veins and veinlet systems in sedimentary host rocks and hydrothermal breccias. Ongoing exploration work and these drill results will be used to design a follow-up drill program.

The following table summarizes significant intercepts. Significant intercepts are values of 0.010 oz Au/t (0.343 g Au/t) or better. True widths are estimated to be 90% of the drill interval and vertical depths are estimated to be 70% of the interval depths.

Drill	Interval	Length-	oz	Interval	Length	g
Hole	-ft	ft	Au/t	-m	-m	Au/t

PR-001	1813.5-1818.9	5.4	0.053	552.75-554.40	1.65	1.81
PR-002	559.4-568.2	8.9	0.021	170.50-173.20	2.70	0.72
	595.7-598.7	3.0	0.253	181.58-182.50	0.92	8.68
PR-003	326.4-330.4	3.9	0.152	99.50-100.70	1.20	5.19
	426.0-428.5	2.5	0.032	129.85-130.60	0.75	1.1
	641.7-643.1	1.4	0.163	195.60-196.02	0.42	5.57
	658.0-665.0	7.1	0.116	200.55-202.70	2.15	3.97
	973.1-976.0	4.9	0.025	296.60-297.50	1.50	0.84
	1109.2-1113.8	4.6	0.064	338.10-339.50	1.40	2.19
PR-007	160.8-176.3	15.6	0.014	49.00-53.75	4.75	0.496
	521.6-528.5	7.0	0.020	158.98-161.10	2.12	0.68
PR-009	732.9-738.2	5.2	0.053	223.40-225.00	1.60	1.82
PR-010	309.2-311.8	2.6	0.044	94.25-95.05	0.80	1.50
	323.0-329.2	6.2	0.086	98.45-100.34	1.89	2.96
	399.3-404.2	4.9	0.012	121.70-123.20	1.50	0.42
	425.5-426.8	1.4	0.027	129.68-130.10	0.42	0.93
	531.2-533.1	1.9	0.055	161.92-162.51	0.59	1.90
	608.9-612.2	3.3	0.068	185.60-186.61	1.01	2.34
677.6-684.3	6.7	0.028	206.55-208.59	2.04	0.96
835.8-838.6	2.8	0.037	254.75-255.60	0.85	1.25
884.7-892.4	7.7	0.011	269.65-272.00	2.35	0.38

Miranda and Red Eagle are encouraged by the numerous anomalous intercepts.  This initial phase of drilling partially tested targets near the La Cruzada adits, the Quebrada Virgen adit and a breccia on the west side of the property. Yet to be drill tested is a target on the southeast portion of the property where sandstone and limestone are in contact with intrusive rocks.  Red Eagle anticipates testing this area for sediment-hosted disseminated mineralization once a drill permit is issued.

All drill samples were collected with a diamond drill rig using approximately 0.5 to 2 m sample intervals and following standard industry practice. Acme Analytical Laboratories prepped samples in Medellin, Colombia and assayed samples in Santiago, Chile. Gold values were determined by fire assay of a 30 g charge with an AA finish, or if over 10 g Au/t were re-assayed and completed with gravimetric finish. QC/QA included the insertion and continual monitoring of numerous standards and blanks on a regular basis, along with check assays conducted at alternate accredited laboratories.

Project Details

Pavo Real lies within the department of Tolima 12.4 mi (20 km) south of the city of Ibague and 27.9 mi (45 km) southeast of AngloGold Ashanti’s La Colosa project. Pavo Real is a large project that covers approximately 48.9 square km. Robust surface gold values are seen in sedimentary rocks, dikes, veins and breccias. Strong radiometric anomalies inferred as potassic alteration zones coincide with mapped structures, historic workings and samples with anomalous gold. Of 1,040 samples taken on the property, 540 rock samples assayed over 0.003 oz Au/t (0.1 g Au/t). Highlights of surface sampling include 135 ft of 0.043 oz Au/t (41 m of 1.47 g Au/t).

All data, disclosed in this press release, including analytical and test data, have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska, and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham
President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.